Sentage Holdings Inc.

July 29, 2024

VIA EDGAR

Ms. Madeleine Joy Mateo

Division of Corporation Finance

U.S. Securities & Exchange Commission

Re:	Sentage Holdings Inc.
Registration Statement on Form F-3, as amended File No. 333-280920

Dear Ms. Madeleine Joy Mateo:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Sentage Holdings Inc. hereby requests that the effectiveness of the above-referenced Registration Statement, be accelerated, so that the Registration Statement will become effective at 4:30 pm, Eastern Time, on July 31, 2024, or as soon thereafter as practicable.

Very truly yours,

Sentage Holdings Inc.

By:	/s/ Qiaoling Lu
	Name:	Qiaoling Lu
	Title:	Chief Executive Officer and Chairman of the Board of Directors